May 22, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Gabriel Eckstein
Barbara C. Jacobs

RE:	Alarm.com Holdings, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted April 23, 2015
CIK No. 1459200

Ladies and Gentlemen:

On behalf of our client, Alarm.com Holdings, Inc. (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 7, 2015 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publically filing via EDGAR a Registration Statement on Form S-1 (the “S-1”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the S-1 and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on April 23, 2015.

Set forth below are the Company’s responses to the Comment. The numbering of the paragraphs below corresponds to the numbering of the Comment, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the S-1. Capitalized terms used but not defined herein are used herein as defined in the S-1.

Management

Board Committees, page 116

1.	You disclose that Mr. McAdam is a general partner at Technology Crossover Ventures and that Mr. Terkowitz is a general partner at ABS Capital Partners. Affiliates of Technology Crossover Ventures beneficially own 42.9% of your common stock, and affiliates of ABS Capital Partners beneficially own 41.6% of your common stock. Please provide us with your analysis in support of the board’s determination that Messrs. McAdam and Terkowitz will satisfy the requirements for independence under the NASDAQ Listing Rules and the Commission. In this regard, explain to us how you concluded Messrs. McAdam and Terkowitz are independent for the purposes of Exchange Act Rule 10C-1(b)(1) and Mr. Terkowitz is independent for purposes of Exchange Act Rule 10A-3(b)(1).

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment. With respect to the Company’s Audit Committee composition, the Company advises the Staff that it has revised page 121 of the S-1 to reflect the fact that the Company is relying on the Nasdaq phase-in rules as the Company acknowledges that Mr. Terkowitz is not independent in accordance with Exchange Act Rule 10A-3(b)(1). With respect to the Company’s Compensation Committee composition, the Company considered Exchange Act Rule 10C-1(b)(1) and notes that an individual’s affiliate status is not an automatic bar on an individual’s ability to serve on this committee. The Company advises the Staff that in evaluating Mr. McAdam and Mr. Terkowitz’s abilities to serve on the Company’s Compensation Committee the Company’s Board of Directors weighed these individuals’ affiliate status and ultimately determined that they were independent and that their share ownership in the Company helped aligned their interests with the Company’s other stockholders to help ensure that the Company’s compensation practices are balanced with a performance component and architected to help create long-term stockholder value.

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Please fax any additional comment letters concerning the S-1 to (617) 937-2400 and direct any questions or comments concerning the S-1 or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Stephen Trundle
Jennifer Moyer